Superior Plus

Theresia R. Reisch
Vice-President, Investo[redacted]
and Corporate Secret
Direct Telephone: (40.
Direct Facsimile: (40
E-mail: treisch@supe

September 29, 2005

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the September 29, 2005 news release of the Company.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

Theresia R. Reisch
Superior Plus Inc.
Vice-President, Investor Relations
and Corporate Secretary

/encl.

dlw 10/18

h:\spif\SEC-ltr.doc

Superior Plus

NEWS

TSX: SPF.UN *For Immediate Release*

SUPERIOR PLUS TO ACQUIRE JW ALUMINUM, A LEADING MANUFACTURER OF SPECIALTY FLAT-ROLLED ALUMINUM PRODUCTS
- and announces -
OFFERING OF SUBSCRIPTION RECEIPTS AND EXTENDIBLE CONVERTIBLE DEBENTURES

Calgary, September 29, 2005...Superior Plus Income Fund (the "Fund") announced today that Superior Plus Inc., through its wholly-owned US subsidiary, has entered into an agreement to purchase all of the issued and outstanding shares of JW Aluminum Holding Company ("JWA"), for a purchase price of US $350 million (approximately Cdn. $412 million) on a debt free basis, subject to certain adjustments. Closing of the acquisition is subject to normal commercial closing conditions. JWA is a manufacturer of specialty, flat-rolled aluminum products, primarily serving the heating, ventilation and air conditioning ("HVAC"), building and construction, and flexible packaging end-use markets in the United States. Closing is anticipated to be completed in October, 2005.

Benefits of the Proposed Acquisition

The transaction is expected to be immediately accretive to the Fund's cash distributions per trust unit and the Fund has, conditional upon completion of the acquisition, raised its monthly cash distribution by 2.5% from $0.20 to $0.205 per trust unit, or from $2.40 to $2.46 on an annualized basis, effective for the first monthly distribution declared following the closing of the acquisition.

The acquisition is expected to provide Superior Plus with further business diversification and an additional platform for value growth. JWA's business is well established and demonstrates the following strong fundamentals, which are consistent with the Fund's acquisition criteria and objectives:

- ✓ strong competitive position in the specialty flat-rolled aluminum fabrication industry with a diversified portfolio of products and end-use customers;
- ✓ no direct exposure to aluminum commodity price risk;
- ✓ history of stable and growing operating cash flow with a significant amount of production capacity subject to annual contractual sales commitments;
- ✓ history of low and predictable maintenance capital requirements;
- ✓ strong operating management who will continue to manage the business; and
- ✓ significant growth potential through both organic and acquisition growth opportunities.

In commenting on the acquisition, Geoff Mackey, President and CEO of Superior Plus, stated, "JWA meets all of the Fund's acquisition criteria and we are excited to have another strong platform and strong management team to create long-term value and growth. JWA generates stable cash flow, supported by its strong competitive position in its specialty markets and its "margin-over-metal" pricing which eliminates direct primary aluminum commodity price exposure. Manufacturing flexibility with three plants in the south-eastern United States reduces operational risk and enhances customer service capabilities. JWA's management team has significant industry experience and has demonstrated the ability to profitably grow the business".

Financial Highlights

The chart below sets forth certain financial data which illustrates the historical financial performance of JWA for the years ended December 31, 2004 and 2003, and the six-month period ended June 30, 2005.

(US $ in millions except per pound sales)	**Six Months Ended June 30, 2005**	**Year Ended December 31 2004**	**2003**
Net Sales	223.3	333.5	224.9
Cost of Goods Sold	194.3	295.4	194.6
Gross Profit	29.0	38.1	30.3
Gross Profit per Pound of Sales	US $0.175	US $0.136	US $0.133
Selling, General & Administrative	3.5	8.5	7.3
EBITDA[(1)]	25.5	29.6	23.0
EBITDA per Pound of Sales[(1)]	US $0.154	US $0.106	US $0.102
Maintenance Capital Expenditures[(1)]	1.4	3.9	4.6
Growth Capital Expenditures[(1)]	11.9	30.2	4.6

Notes:
(1) See "Non-GAAP Measures"

JWA has steadily increased its sales volumes in 14 out of the last 15 years, which, combined with stable margins and a competitive cost structure, has resulted in similar growth patterns in its profitability.

To meet increasing demands from its customers, and to expand its product line into the converter foil market, JWA acquired the Russellville and St. Louis plants from Alcoa Inc. in April 2004, and shortly thereafter started a project to expand the Russellville plant. JWA's sales volumes in 2004 reached 280.3 million pounds, an increase of 23% over 2003, due principally to the acquisition of the Russellville and St. Louis plants, comprising 60 million pounds of annual capacity. EBITDA generated by JWA in 2004, reached US $29.6 million, an increase of 29% over 2003, due to the increase in sales volumes and improved average margins, which were in turn, partially offset by selling, general and administrative costs associated with integrating the Russellville and St. Louis plants. Maintenance capital expenditures were US $3.9 million in 2004 and were comparable to 2003 expenditures.

For the six months ended June 30, 2005, sales volumes reached 165.5 million pounds, an increase of 28% over the comparable period in 2004. Sales volumes from the Russellville and St. Louis plants contributed more than half of the increase. After acquiring the Russellville facility, JWA initiated a US $26.4 million expansion project at that site which, when completed in the third quarter of 2005, will increase the annual production capacity of this facility by 72 million pounds. Incremental production from this expansion project contributed the remaining increase in sales volume compared to the prior year. EBITDA generated by JWA during the six months ended June 30, 2005 reached US $25.5 million, an increase of 85% over the comparable period in 2004, due to the increase in sales volumes and improved average margins, which were in turn, partially offset by start-up costs as production at Russellville began to increase. EBITDA per pound of sales increased 45% and 44% over the 2004 year and the first six months of 2004, respectively.

Currently, JWA's sales and production volumes are substantially at its annual capacity level of 372 million pounds, representing a 33% and 12% increase in volumes over 2004 and the annualized volumes for the first six months of 2005, respectively. This increase in sales volumes, combined with the increasing trend in EBITDA per pound of sales driven by the anticipated continued strength in customer demand and improved operating efficiencies anticipated with the completion of the Russellville expansion, is expected by management of Superior to significantly increase the level of EBITDA generated by JWA over prior period levels. Upon completion of the acquisition, it is anticipated that JWA will be subject to cash taxes estimated to be approximately 17% of

EBITDA. Maintenance capital expenditures are expected to increase from prior period levels, consistent with the increase in production capacity.

Management of JWA are currently evaluating additional growth opportunities, including an additional capacity expansion of the Russellville plant, acquisition opportunities within the industry and the introduction of new value added products.

JWA Management

JWA has a strong management team, led by the President and CEO, Don Kassing, with an average of over 26 years of relevant industry experience. Superior Plus intends to operate the business of JWA as a new division, which will be managed by JWA's current management team. JWA management are studying a variety of potential opportunities to continue their track record of profitable growth by further improving the scale of operations, product diversification and market presence.

"JWA's focus on customer service, high quality products and in-house product development capabilities that allow for customer specific solutions, provide a competitive advantage over the larger aluminum producers who tend to focus on high volume, low margin products. With visible expansion opportunities at existing facilities, opportunities for consolidation, and potential to expand into additional specialty markets, the business is well positioned for future growth and continued success", said Mr. Mackey.

Financing of the Transaction

In conjunction with the acquisition, the Fund has entered into a bought deal agreement with a syndicate of underwriters co-led by Scotia Capital Inc. and RBC Capital Markets to issue 6,215,000 subscription receipts (the "Subscription Receipts") by the Fund at $25.75 per Subscription Receipt for proceeds of approximately $160 million and $75 million principal amount of 5.85% extendible convertible unsecured subordinated debentures (the "Debentures").

Each Subscription Receipt will entitle the holder thereof to receive, without payment of additional consideration, one trust unit upon completion of the acquisition of JWA. The gross proceeds from the sale of the Subscription Receipts will be held by an escrow agent and invested in short term obligations issued or guaranteed by the Government of Canada (or other approved investments) pending completion of the acquisition of JWA. Upon completion of the acquisition of JWA, the escrowed funds will be released to the Fund. If the closing of the acquisition of JWA occurs after October 31, 2005, but on or before 5:00 p.m. (Calgary time) on November 29, 2005, holders of Subscription Receipts of record on the date the acquisition of JWA closes will, in addition, be entitled to receive a payment equivalent to the distribution that is expected to be paid by the Fund on November 15, 2005 to Unitholders of record on October 31, 2005. If the acquisition of JWA fails to close by 5:00 p.m. (Calgary time) on November 29, 2005, or the stock purchase agreement is terminated at an earlier time, the escrow agent will return to the holders of Subscription Receipts an amount equal to the offering price therefor and their pro rata entitlements to interest earned on such amount.

The Debentures will be convertible, at the option of the holder, into fully paid trust units of the Fund at a conversion price of $31.25 per trust unit, being a rate of 32.0 trust units per $1,000 principal amount of Debentures. The maturity date (the "Maturity Date") for the Debentures will initially be on November 29, 2005 (the "Initial Maturity Date"). Upon the closing of the acquisition of JWA, the Maturity Date of the Debentures will be automatically extended from the Initial Maturity Date to October 31, 2015 (the "Final Maturity Date"). In the event that the acquisition of JWA is not completed on or before 5:00 p.m. (Calgary time) on November 29, 2005, the Debentures will mature on the Initial Maturity Date.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties some of which are described in the Fund's annual report, renewal annual information form and other continuous disclosure documents. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Fund's or Superior's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation, except as required under applicable law, to publicly update or revise such statements to reflect new information, subsequent or otherwise.

Non-GAAP Measures: *In this press release, the Fund uses the term "distributable cash flow" to refer to the cash available for distribution to Unitholders. Distributable cash flow of the Fund is equal to the cash generated from operations before natural gas customer acquisition costs and changes in working capital, less the amortization of natural gas customer acquisition costs and maintenance capital expenditures. "Maintenance capital expenditures" are equal to capital expenditures incurred to sustain the ongoing capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability, which are referred to in this press release as "growth capital expenditures", are excluded from the calculation of distributable cash flow. Neither of these measures have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other issuers. See Note 1 to the interim consolidated financial statements for the period ended June 30, 2005 of the Fund for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under GAAP, and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow may differ from similar calculations used by other issuers. The Fund also uses the term "operating distributable cash flow" in this press release to refer to distributable cash flow before corporate and interest expenses. This performance measure is used to assess the performance or contribution of Superior's operating divisions. This measure does not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other issuers. The Fund also uses the term "EBITDA" in this press release to refer to earnings from operations before interest, taxes, depreciation and amortization and, in the case of JWA, before management fees and loss on early extinguishment of debt. EBITDA is disclosed to assist management and investors in determining the ability of Superior to generate cash from its operations, which is a significant component of distributable cash flow. This measure does not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other issuers.*

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

W. Mark Schweitzer
Executive Vice-President and CFO
Phone: (403) 218-2952 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Theresia R. Reisch
Vice-President, Investor Relations & Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com